EXHIBIT F

Arcturus Therapeutics Founder Joseph Payne Disappointed by Board’s
Desperate Attempt to Delay Meeting and Avoid Shareholder Accountability

•         Change in Arcturus board is needed on an urgent basis to improve the company’s performance

•         Board’s decision to indefinitely delay inevitable change is a clear act of entrenchment

•         Overwhelming support for Mr. Payne’s nominees indicates change is mandated, positive, and inevitable

SAN DIEGO, Calif., April 13, 2018– Joseph Payne, Founder and largest shareholder of Arcturus Therapeutics Ltd. (NASDAQ:ARCT) (“Arcturus"), owning approximately 13.7% of the issued and outstanding shares, is calling on Arcturus’ board of directors (the “Board”) to hold its Extraordinary General Meeting (“EGM”) of shareholders without further delay and as they are obligated under law.

On February 12, 2018, Mr. Payne filed a formal request that a meeting of shareholders be held for the purpose of revitalizing the company with a new Board of highly qualified independent and experienced nominees. Under applicable Israeli law, Arcturus’ current Board must honor Mr. Payne’s request by establishing a meeting date and convening such meeting within a clearly defined timeframe. Rather than adhering to the law, the Board ignored the applicable deadlines and ultimately advised of its intention to hold the meeting on May 7, 2018 - nearly an entire month after it was required to do so.

Further reflecting its blatant disregard for Arcturus’ shareholders, the Board has attempted to add new resolutions to the EGM agenda – which would provide free reign to continue postponing the EGM. Mr. Payne approached the court on this important issue on behalf of all shareholders.

Astonishingly, in violation of its legal obligation and showing utter disregard for the rights and desires of Arcturus’ shareholders, the Board has elected to delay the meeting yet again – this time indefinitely.

Notably, on the last business day before the record date, the Board decided to postpone the EGM indefinitely – under the disingenuous pretext that Mr. Payne’s motion to remove their illegal resolution creates uncertainty. On the contrary, Mr. Payne’s motion will create the certainty for the company that shareholders are looking for.

“Indefinitely postponing the EGM is a deplorable attempt by the Board to restrict shareholders’ fundamental right to call a special meeting and to vote their shares,” said Mr. Payne. “Consistent with its actions over the past several months, the members of the Board have demonstrated total disregard for their fundamental duties to Arcturus’ shareholders as they continue to waste corporate resources in an effort to entrench themselves. By ignoring the unambiguous desire of shareholders and distracting the Company and its employees from the execution of their business plan, the Board’s actions continue to waste resources and erode value.”

Mr. Payne is considering all legal options to ensure the EGM is held as soon as possible.

Since February 1, 2018, the current Board has devoted substantial resources and energy to hanging on to their positions, while Arcturus’ share value has dropped by an aggregate of approximately $25 million: share prices have plummeted from $7.66 to $5.16 – a decline of 32%. At a February 26, 2018 shareholders meeting, a united majority voiced their outrage and voted against the Board’s course of direction, sending a clear message that the Board no longer has the confidence of shareholders. But rather than respecting the will of its constituents, the Board launched a campaign of mass-distraction with frivolous, dishonest accusations against Mr. Payne and is now attempting to delay the meeting they are required to hold.

“Instead of tackling the problem of our plummeting share price, the Board is spending massive amounts of money on spin doctors and lawyers in an attempt to tarnish my reputation of building shareholder value,” Payne said. “The recent erratic short-term decisions we have seen make me very concerned that this board is not committed to the long-term vision and success of the company. My vision is simple -restore competency, humility, transparency, and positivity to the Board and grow an amazing company.”

Revitalized leadership for a better Arcturus

Despite the actions of the Board over the last few months, Mr. Payne remains very confident that, with the right leadership, the best days are ahead for Arcturus. From inception in 2013 to January 2018, Arcturus had a winning team with a plan that was being rewarded by the market. Now Mr. Payne is recommending a board slate composed of experienced nominees with impressive skill sets and the impeccable reputations needed to propel Arcturus into a multibillion dollar company.

“No more delays. It's time for the Board to end their dishonest smear campaigns and anti-shareholder defense mechanisms and allow the will of Arcturus’ shareholders to determine the future direction of their company,” Payne added.

ADVISORS

Kingsdale Advisors is acting as strategic shareholder and communications advisor Mr. Payne.

For further information:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com